EXHIBIT 8

                          Pitney, Hardin, Kipp & Szuch
                                200 Campus Drive
                         Florham Park, New Jersey 07932


                                                              March 23, 1999



HUBCO, Inc.
1000 MacArthur Boulevard
Mahwah, New Jersey 07430
Attn: Kenneth T. Neilson, Chairman, President and
         Chief Executive Officer

Little Falls Bancorp, Inc.
86 Main Street
Little Falls, New Jersey 07424
Attn: Leonard G. Romaine, President

                  Re:      Merger of Little Falls Bancorp, Inc. into HUBCO, Inc.

Gentlemen:

                  We have represented HUBCO, Inc. ("HUBCO"), a New Jersey corporation which is a registered bank holding company, and Hudson United Bank (the "Bank"), a New Jersey chartered commercial bank which is a wholly owned subsidiary of HUBCO, in connection with the proposed merger of Little Falls Bancorp, Inc. ("Little Falls"), a New Jersey corporation which is a registered bank holding company, into HUBCO (the "Merger"). The Merger shall be effected pursuant to the provisions of an Agreement and Plan of Merger dated as of January 26, 1999 (the "Merger Agreement") by and among HUBCO, the Bank, Little Falls and Little Falls Bank (the "Savings Bank"), a federally chartered savings bank which is a wholly owned subsidiary of Little Falls. The within opinion is delivered pursuant to Section 6.1(d) of the Merger Agreement. Capitalized terms used herein not otherwise defined shall have the meanings ascribed to such terms in the Merger Agreement.

                  Pursuant to the Merger Agreement, at the Effective Time the Merger shall be effected by the merger of Little Falls into HUBCO pursuant to New Jersey law, with HUBCO surviving. Each share of Little Falls Common Stock shall be converted, at the election of the holder of such share, into the right to receive either $20.64 in cash or shares of HUBCO Common Stock with a minimum Exchange Ratio of .600 and a maximum Exchange Ratio of .700; provided, however, pursuant to the Merger Agreement such elections will be adjusted as necessary to assure that the aggregate number of shares of Little Falls Common Stock which shall be converted into cash shall equal not more than 49% of the number of shares of Little Falls Common Stock outstanding immediately prior to the Effective Time, and the aggregate number of shares of Little Falls Common Stock which shall be converted into HUBCO Common Stock shall equal not less than 51% of the number of such shares outstanding immediately prior to the Effective Time. Notwithstanding the foregoing, no fractional shares of HUBCO Common Stock shall be issued, and in lieu thereof, any holder of Little Falls Common Stock who otherwise would be entitled to receive a fractional share will receive cash equal to the value of such fractional share.

                  At the Effective Time, unexercised stock options pertaining to Little Falls Common Stock shall be converted into options to purchase shares of HUBCO Common Stock.

                  You have delivered certificates in which you have made factual representations in regard to the Merger and have authorized us to rely on such representations in expressing the within opinions. As counsel to HUBCO, we have examined those certificates, the Merger Agreement and copies of ancillary agreements, certificates, instruments and documents pertaining to the Merger delivered by the parties thereto. In such examination, we have assumed the genuineness of all signatures, the authenticity of all documents submitted to us. As to any facts material to our opinions expressed herein, we have relied on representations of the parties to the Merger and the bank Merger without undertaking to verify the same by independent investigation. The within opinions are based on our analysis of the Code, Treasury Regulations promulgated thereunder, and relevant interpretive authorities as in effect on the date hereof.

                  Based on the foregoing, we are of the opinion that:

                  1. The Merger will be treated for federal income tax purposes as a "reorganization" qualifying under Section 368 of the Internal Revenue Code of 1986, as amended (the "Code"). (Hereafter, "Section" references shall be references to Sections of the Code.).

                  2. No gain or loss will be recognized by HUBCO or Little Falls in connection with the Merger. Sections 361(a) and 1032.

                  3. Little Falls shareholders who receive HUBCO Common Stock in the Merger will not recognize any gain or loss for federal income tax purposes upon the exchange in the Merger of shares of Little Falls Common Stock solely for HUBCO Common Stock. Section 354(a).

                  4. Little Falls shareholders receiving cash in lieu of fractional shares of HUBCO Common Stock will be treated as if such fractional shares had been received from HUBCO and then subsequently redeemed by HUBCO. The cash received by the Little Falls shareholder in lieu of fractional shares will be treated as having been received as full payment in exchange for the fractional shares deemed to have been redeemed as provided in Section 302 (a). Accordingly, such shareholders will recognize gain or loss on the receipt of such cash measured by the difference between the amount of such cash and the respective adjusted basis of such shareholders in their fractional shares of HUBCO Common Stock considered to have been redeemed.

                  5. The basis of any HUBCO Common Stock received by a shareholder of Little Falls in connection with the Merger (including the basis of any fractional share interest in HUBCO Common Stock) will be the same as the basis of the shares of Little Falls common stock surrendered in exchange therefor. Section 358(a).

                  6. The holding period of the HUBCO Common Stock received by the shareholders of Little Falls in connection with the Merger will include the period during which their Little Falls Common Stock converted in the Merger was held, provided such stock was held as a capital asset on the date of the Merger.
Section 1223(l).

                  7. In the case of shareholders of Little Falls whose Little Falls Common Stock is converted solely into cash in connection with the Merger, gain or loss shall be recognized, measured by the difference, if any, between the shareholder's adjusted basis in his Little Falls Common Stock and the amount of cash into which such stock is converted. In the case of shareholders of Little Falls whose Little Falls Common Stock is converted partly into cash and partly into HUBCO Common Stock in connection with the Merger, gain (but not loss), if any, shall be recognized, but in an amount not in excess of the amount of the cash received. In the case of Little Falls shareholders who recognize gain upon the conversion of their Little Falls Common Stock into cash and in whose hands such Common Stock was a capital asset on the Effective Date, such gain shall be treated as capital gain (long-term or short-term, depending on the shareholders' respective holding periods for their Little Falls Common Stock), except in the case of any stockholder as to which the conversion has the effect of a distribution of a dividend within the meaning of Section 356(a)(2).


                  The opinions expressed herein are delivered to you solely in connection with and for the purposes of the transactions contemplated by the Merger Agreement, and are not to be relied upon by any other person, quoted in whole or in part, or otherwise referred to (except in a list of closing documents), nor are they to be provided to any other person without our prior written consent. Notwithstanding the foregoing sentence, we consent to the filing with the SEC of this letter as an exhibit to the Registration Statement on Form S-4 of which the Proxy Statement is a part, and to the reference to our firm under the heading "Federal Income Tax Consequences" contained therein. In giving such consent, we do not admit that we are in the category of persons whose consent is required under Section 7 of the Securities Act of 1933 or the rules of the SEC thereunder.

                                              Very truly yours,



                                              PITNEY, HARDIN, KIPP & SZUCH